Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Communication Co., Ltd. Announces Management Changes
Mr. Shujun Huang Named Director
Beijing, China (November 22, 2011) - Qiao Xing Mobile Communication Co., Ltd. (“QXM” or the “Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, announced today that Mr. Shujun Huang has been appointed to serve as Director of the Company, replacing Mr. Ruilin Wu, who resigned as Director, effective November 22, 2011. Mr. Wu’s resignation is for personal reasons and is not related to any disagreement with the Company regarding financial, operational or other practices.
Mr. Huang has served as a non-executive director of Hong Kong Jin Ao Environmental Protection since June 2010. Before that, he was in charge of production, research and development at a Shanghai–based mobile phone design company and also served as assistant to the general manager at Arima Communications Corp’s Shanghai Office. Prior to that, Mr. Huang worked at Shanghai Zi Bei Telecommunication and Electronics Co., Ltd. and Shanghai Delimei Electronics Co., Ltd. He received a bachelor’s degree in automation control from the Shanghai University of Technology.
The Company welcomes Mr. Huang and is pleased to strengthen its Board with an individual possessing extensive experience in the telecommunications industry.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and its research and development center in Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is / are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of November 22, 2011, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
E-mail: wangjinglu@cectelecom.com